[NOTE TO READER: CERTAIN PORTIONS OF THIS AGREEMENT RELATING TO PRICING INFORMATION HAVE BEEN REMOVED AND ARE THE SUBJECT OF A REQUEST FOR CONFIDENTIAL TREATMENT SUBMITTED BY THE COMPANY TO THE SECURITIES EXCHANGE COMMISSION (THE "COMMISSION") PURSUANT TO RULE 24B-2 OF THE SECURITIES EXCHANGE ACT OF 1934. THE PRICING INFORMATION HAS BEEN DISCLOSED TO THE COMMISSION IN CONNECTION WITH THE REQUEST FOR CONFIDENTIAL TREATMENT.]

PROPERTY CLEAN-UP AGREEMENT

THIS AGREEMENT is made the 28th day of July, 2004.

BETWEEN:

JUKER HOLDINGS LTD., 55 Roger Street, Vancouver, British
Columbia, V6A 1W3

(herein "Owner")

OF THE FIRST PART

AND:

SONIC ENVIRONMENTAL SOLUTIONS INC., 1778 West
2nd Avenue, Vancouver, British Columbia, V6J 1H6

(herein the "Contractor")

OF THE SECOND PART

WHEREAS:

(A)                      The Owner desires to clean-up certain refuse and contaminated soils located on its property at 920 Derwent Way, Delta, British Columbia (the "Property"); and

(B)                      The Contractor has agreed to perform such Work through use of its own technology and staff as well as by retaining such subcontractors as it deems necessary;

NOW THEREFORE the Owner and the Contractor agree as follows:

PART 1
THE WORK

1.1                      The Contractor shall perform the work more particularly described under Category 1 of Schedule A hereto (the "Work") being treatment or cleaning of the sand, soil and other contaminated material which, without processing, is in situ on the Property in a state where it will pass through a one-inch screen ("Soil") and which is to be remediated to standards required by the Ministry of Water, Land and Air Protection to industrial level soil as specified in the Contaminated Sites Legislation. The Work is in all respects based and contracted on the assumption that the estimates contained in the 1996 Golder Report are materially accurate in respect of quantity, location and degree of contamination of the material.

1.2                      The Contractor will also supervise, at cost, for the Contractor's personnel time involved, certain related work (the "Related Work") described under Category 2 of Schedule A hereto titled Related Work.

1.3                      The Contractor's fee described in Part 2 includes all mobilization and demobilization of equipment and personnel necessary to effect the Work.

1.4                      The Contractor must complete the Work within 18 months of execution of this Agreement but the Owner understands that commencement of the Work is subject to receipt by the Contractor of any necessary permit or approval to do so from the Ministry of Water, Land and Air Protection and the Municipality of Delta. The Contractor will co-ordinate the Related Work until the earlier of its completion and 18 months from execution hereof.

1.5                      Unless the Owner requests that the remediated Soil is used as fill on the Property, all Soil remediated hereunder will be disposed of by the Contractor off the Property in a manner it deems appropriate in compliance with all laws.

1.6                      The Owner shall have access to the Work and the Property at all times on reasonable notice. The Contractor shall provide safe and proper facilities for the review and inspection of the Work by the Owner and any agent. If any part of the Work is being conducted at locations other than the Property location, the Owner shall be given access to such other locations on the same basis.

1.7                      The remediated Soil will be tested regularly for compliance with the specifications set out herein and the Owner and/or its authorized representative shall be given reasonable notice of such testing procedures so that it may review and inspect them. The Owner shall be regularly furnished with certificates and inspection reports relating to the Work.

1.8                      If the Contractor, the Owner or any consultant to the Owner, determines that any portion of the Work has been defective, the Contractor shall be obliged to re-execute the defective Work and ensure that it conforms to the terms hereof, failing which the Owner shall not be obliged to pay for such Work and may deem the Contractor in breach of this Agreement.

1.9                      The Contractor shall have total control of the Work and shall effectively direct and supervise the Work and all sub-contractors so as to ensure compliance with the terms hereof. The Contractor shall be solely responsible for the means, methods, techniques, sequences and procedures in co-ordinating the various parts of the Work.

1.10                     The Owner shall not award separate contracts in connection with other activities on the Property in a manner which unreasonably interferes with or precludes the Contractor from completing the Work.

1.11                     The Contractor shall have the sole responsibility for the design, erection, operation, maintenance and removal of any temporary structures, equipment and facilities required to effect the Work. All such structures shall conform to applicable codes and permits.

1.12                     The Contractor shall provide the Owner with a schedule that indicates the timing of the major activities in connection with the Work and provide sufficient detail of the critical events and their interrelationship to demonstrate the Work will be performed in conformity with this Agreement. The Contractor shall, on an ongoing basis, regularly update the schedule and timetable. The Contractor shall be solely responsible for safety at the place of Work and for compliance with the rules, regulations and practices required by applicable Worker health safety legislation and shall also be responsible for initiating and maintaining and supervising all safety precautions and programs in connection with the performance of the Work.

1.13                     The Contractor shall preserve and protect the rights of the Owner under this contract with respect to the Work to be performed under any sub-contract and shall ensure that any agreement with the subcontractor or supplier requires them to perform their Work in accordance with the terms of this Agreement. The Contractor shall provide and pay for all labour, equipment, power, tools, and utilities and other services necessary for the performance of its Work.

PART 2
PAYMENT FOR WORK

2.1                      The Work shall be paid for at the rate of $[***] per imperial ton of Soil, $[***] per ton for other treatable material, $[***] per ton for the sludge contained in barrels located on the Property, all as described on Schedule A (collectively, the "Work Fee").

[***OMMITTED AND FILED SEPARATELY WITH THE COMMISSION FURTHER TO A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934]

2.2                      Owner shall be responsible for GST and PST applicable to the contract price.

2.3                      The contract price will be payable monthly and will be billed monthly for the Work completed within that period.

2.4                      Unpaid invoices will bear interest at 12% per annum commencing on the 30th day after issuance.

2.5                      The Owner shall be obliged to pay for the Contractor's mobilization and demobilization charges if this Agreement is terminated early by the Owner for other than cause under Part 4.

2.6                      The actual cost of Related Work to the Contractor shall be billed monthly plus any consulting services in respect of the supervision of the Related Work. (Consulting services for supervision and management of the Related Work shall be billed on the basis of the actual personnel-hours involved at the full payroll burden of such personnel. A reasonable breakdown of personnel time and costs will be provided with such invoice.)

PART 3
CHANGES IN WORK

3.1                      Should the Owner or the Contractor request permission of the other to make changes in the manner of carrying out the Work consisting of additions, deletions or other provisions, neither party shall be obliged to accept substantive changes to the Work where it reasonably objects to such changes.

3.2                      Where either party desires to changes in the Work it shall provide a notice to the other prescribing the proposed change and the Contractor shall provide a proposed method of adjustment to the Work Fee to reflect an adjustment in the contract price which reflects the proposed change.

3.3                      Where the Owner and the Contractor agree to the adjustment in the contract price or the contract time or the method to be used to determine the adjustments, such agreement shall be effective immediately and shall be recorded in a change order signed by the Owner and the Contractor. The Work Fee change shall be reflected in the invoices thereafter issued by the Contractor.

3.4                      If the Owner requires the Contractor to proceed with a change in Work, absent an agreement by the Owner and the Contractor respecting the appropriate adjustment in the contract price and contract time, the Owner must issue a Change Directive.

3.5                      Upon receipt of Change Directive, the Contractor shall proceed with the change in the Work (if it is capable of doing so) and the adjustment in the Work Fee for a change carried out by way of Change Directive shall be determined on the basis of the cost of expenditures and savings to perform the Work attributable to the change, including a reasonable allowance for overhead and profit.

3.6                      In the event of a Change Directive, the Contractor shall keep and present an itemized accounting of the cost of expenditures and savings resulting from the Change Director and the cost to performing the Changed Work shall be limited to the actual costs thereof generally including the following:

(a)                      wages and benefits paid for labour under applicable labour agreements or other salary or wage schedule in effect including such salaries and wages of office personnel or who are engaged in a technical capacity or other relevant functions, including all usual payroll burdens, including UIC, CPP and the like;

(b)                      costs of materials, supplies, equipment, utilities and the like which are consumed including the costs of all rentals as well as the installation, minor repairs and replacements and like-related costs; and

(c)                      the amount of all subcontracts, additional inspection or assurance services, any additional government levies, other third party charges including insurance and generally all costs and expenses reasonably attributable to the Change Directive.

3.7                      If the Contractor is unable to conduct the Work contemplated by the Change Directive, the Owner shall be at liberty to retain an alternative contractor.

PART 4
DEFAULT AND TERMINATION

4.1                      The Owner may terminate this contract for cause upon notice to the Contractor in the following events:

(a)                      if the Contractor should be adjudged bankrupt or makes an assignment for the benefit of creditors due to insolvency or if a receiver should be appointed over it; or

(b)                      if the Contractor should neglect to prosecute the Work properly or otherwise fails to comply with the requirements of this contract to a substantial degree, providing that in such event the Owner has given the Contractor written notice specifying the default and the Contractor has not either corrected such default within five days or has disputed the notice and referred to the matter to binding arbitration as contemplated herein.

4.2                      If the breach or default contemplated by §4.1(b) cannot be corrected within five Working days, the Contractor shall nevertheless be in compliance with this Agreement if:

(a)                      it commences the correction of the default within the five days and provides the Owner with a reasonable schedule to complete such correction, and

(b)                      thereupon continuously effects the correction in accordance with the schedule.

4.3                      If the Contractor fails to correct the default in the time specified or subsequently agreed upon without prejudice to any other right or remedy, the Owner may:

(a)                      correct such default(s) and deduct the costs thereof from any payment then or thereafter to the Contractor, and/or

(b)                      terminate the Contractor's right to continue the Work and terminate this Agreement.

4.4                      The Contractor may terminate this Agreement for cause upon notice to the Contractor in the following events:

(a)                      if the Owner should be adjudged bankrupt or makes an assignment for the benefit of creditors due to insolvency or if a receiver should be appointed over it,

(b)                      if the Owner fails to pay invoices when duly rendered; and

(c)                      if the Work should be stopped or otherwise delayed for a period of 45 days or more under an Order of the Court or other public authority and providing that such Order was not issued as a result of an act or fault of the Contractor or anyone directly or indirectly employed or engaged by the Contractor.

4.5                      The Contractor may notify the Owner in writing that the Owner is in default of the Owner's contractual obligations hereunder if:

(a)                      the Owner fails to furnish, once so requested by the Contractor, reasonable evidence that financial arrangements have been made to fulfil the Owner's financial obligations hereunder, or

(b)                      the Owner fails to pay the Contractor when duly amounts invoiced by the Contractor within 5 days of receiving an overdue invoice notice.

4.6                      If the Owner or the Contractor discovers conditions on the Property which are subsurface or otherwise concealed or which differ materially from those indicated in the Golder Report, or where physical conditions are of a nature which differ materially from those ordinarily found to exist in like circumstances and are generally recognized as being inherent in such circumstances, then the observing party shall notify the other in writing before such conditions are disturbed (and in no event no later than five Working days after such first observance). It is a consequence of such material divergences from the parties' respective understanding of the condition of the Property that the Contractor shall be entitled to amend the Work Fee herein and unless the Owner agrees to such change, then the Contractor may terminate this Agreement and shall be entitled to reimbursement of its mobilization and demobilization costs.

4.7                      If the Contractor is delayed in the performance of Work by an action or omission of the Owner or any agent thereof, then the contract time shall be extended for a reasonable period of time and the Contractor shall be reimbursed by the Owner for reasonable costs incurred as a consequence of such delays.

4.8                      If the Contractor is delayed in the performance of the Work by a stop work order issued by a Court or other public authority and providing that such Order was not issued as the result of an act or fault of the Contractor or any of its agents, then the contract time shall be extended for a reasonable period time and the Contractor shall be reimbursed by the Owner for reasonable costs incurred by the Contractor as a result of such delays.

4.9                      Notwithstanding anything else in this Agreement, if the Contractor determines that it is unable to profitably carry out the Work then it may, on 30 days' notice to the Owner, advise the Owner that it will cease the Work in which case:

(a)                      the Contractor will be entitled to the Work Fee for all the material remediated to the date it ceases Work; and

(b)                      the Contractor will be required to leave the Property in a condition that is, except for the Work completed, not materially and adversely disturbed or affected insofar as the Owner's enjoyment thereof is concerned.

PART 5
INDEMNIFICATION

5.1                      The Contractor shall indemnify and hold harmless the Owner and its agents and employees from and against any claims, demands, losses, costs, damages, actions, suits or proceedings (hereinafter, collectively "Claims") by third parties that arise out of or are attributable to the Contractor's performance of the Work provided that such Claims are:

(a)                      attributable to bodily injury, sickness, disease or death, or to injury or to destruction of tangible property; and

(b)                      caused by negligent acts or omissions of the Contractor or anyone for whose acts the Contractor may be found liable; and

(c)                      are made in writing within a period of six months from completion of the Work.

5.2                      Except as expressly set out in §5.1, the Owner expressly waives the right to any indemnity for Claims other than those stated therein.

5.3                      In no event shall the obligation of the Contractor to indemnify the Owner exceed the amount actually paid by the Owner to the Contractor pursuant to this Contract.

5.4                      The Owner shall indemnify and hold harmless the Contractor and the Contractor's agents, employees, servants and subcontractors against claims, demands, losses, costs, damages, actions, suits or proceedings arising out of the Contractor's performance of the Contract which are attributable to a lack of or defect in title or any hazard or condition not readily visible on the Property or any environmental liability not identified in the Golder Report.

PART 6
MISCELLANEOUS

6.1                      The laws of British Columbia shall govern this Agreement and the conduct of the Work.

6.2                      The Owner shall obtain and pay for all necessary permits, permanent easements, rights of access or servitude and the Contractor shall be responsible for permits, licences or certificates relating only to the performance of the Work.

6.3                      The Contractor shall give the required notices and comply with the laws, ordinances, rules, regulations or codes which are or become in force during the performance of the Work and which relate to the Work, including those to the preservation of the public health and Worker safety.

6.4                      The Contractor shall provide, maintain and pay for insurance coverage specified herein and unless otherwise stipulated, the duration of each insurance policy shall be from the date of commencement of the Work until the date of its completion or earlier termination hereof. Prior to commencement of the Work and upon placement, renewal, amendment or extension of all or any party of the insurance, the Contractor shall promptly provide the Owner with confirmation of coverage and if required, policies of insurance which shall include the following limits:

(a)                      General Liability. The Contractor shall maintain general liability and environmental impairment insurance in the amount of not less than $5,000,000 per occurrence with property damage deductible not exceeding $2,500. Where the Contractor maintains a single blanket policy, the addition of the Owner is limited to liability arising out of the Work and operations incidental thereto, and

(b)                      Automobile Liability Insurance. The Contractor shall maintain vehicle insurance of $2,000,000 inclusive per occurrence for bodily injury, death and damage to property.

6.5                      Insofar as lawfully possible, the parties agree to refer any dispute arising under this Agreement to binding arbitration pursuant to the provisions of the Commercial Arbitration Act (British Columbia). The parties agree that a single arbitrator shall be appointed by the parties who shall be a licensed civil engineer with experience in treatment of contaminated soils. The place of arbitration shall be British Columbia. If the parties cannot agree on an arbitrator, the arbitrator shall be appointed by the British Columbia International Commercial Arbitration Centre.

6.6                      Neither party may assign its rights hereunder without consent of the other party, such consent not to be unreasonably withheld. For greater certainty, it shall not be deemed to be an assignment of any part of this Agreement for the Contractor to retain sub-contractors to perform all or any of the Work providing always that the Contractor shall remain liable for the performance of such sub-contractors.

6.7                      Each of the parties agrees to keep the commercial terms of this Agreement confidential and not to release this information to any third party except where required by law and then only upon five days' notice to the other party. The foregoing restriction does not apply to the Contractor's requirements to make disclosures in accordance with applicable securities laws or the policies of any stock exchange on which its securities or those of any controlling parent company are listed.

6.8                      This Agreement shall supersede any and all prior agreements between the Parties concerning the clean-up of the Property in their entirety.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the day and year first above written.

JUKER HOLDINGS LTD.

Per:	/s/ "Peter Shields"
Authorized Signatory

SONIC ENVIRONMENTAL SOLUTIONS INC.

Per:	/s/ "Adam Sumel"
Authorized Signatory

SCHEDULE A

DESCRIPTION OF THE WORK AND RELATED WORK

Category 1 - The Work to be done by the Contractor

A.	Remediation of approximately 2,200 tons of contaminated Soil (being material that has been pre-screened for processing), which Soil is currently located in a sealed bunker on the Property. In addition the Contractor may treat such additional quantities of material as the Owner determines can be economically prepared for treatment by crushing or other means.

B.	Treatment and disposal of sludge currently contained in barrels.

Category 2 - The Related Work

A.	The Related Work shall be performed by Hazco Environmental Services Ltd. and will prepare the contaminated soil ready for processing by the Contractor and dispose of excess processed soil and unprocessable material prior to restoring the site to a paved flat surface. The Related Work may include sorting, screening, crushing and general handling of material including rocks, concrete, asphalt, capacitors, railway ties and scrap metal materials aggregating approximately. Unprocessable material (estimated at up to 900 tons) will be disposed of off-site or undergo further preparation to enable the Contractor to process it. The Contractor shall have a right of first refusal to process and/ or dispose of this material. All Related Work shall be supervised by the Contractor and agreed to in advance with the Owner.